VIA EDGAR AND BY HAND

October 22, 2004

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549
Attention:  Elaine Wolff, Special Counsel


         Re: Feldman Mall Properties, Inc.
             Amendment No. 1 to the Registration Statement on
             Form S-11 Filed September 30, 2004
             Registration No. 333-118246

Dear Ms. Wolff:

         On behalf of our client, Feldman Mall Properties, Inc., a Maryland corporation (the "Company"), we set forth below the responses of the Company to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Staff"), received by letter dated October 19, 2004 (the "October 19 Letter"), with respect to Amendment No. 1 to the registration statement (the "Registration Statement") on Form S-11 (Registration No. 333-118246) filed by the Company on September 30, 2004. The responses to the Staff's comments are set out in the order in which the comments were set out in the October 19 Letter and are numbered accordingly.

         We have enclosed with this letter a marked copy of Amendment No. 2 to the Registration Statement ("Amendment No. 2"), which was filed today by the Company via EDGAR, reflecting all changes to the Registration Statement.


General


1. WE NOTE YOUR RESPONSE TO COMMENT 2 THAT THE NUMBER OF SECURITIES TO BE ISSUED IN THE FORMATION TRANSACTIONS HAS NOT BEEN FIXED AND THAT YOU HAVE ADDED A DISCUSSION IN THE "PROSPECTUS SUMMARY" OF HOW THE NUMBER OF SECURITIES TO BE ISSUED IN THE FORMATION TRANSACTIONS WILL BE DETERMINED. PLEASE RECONCILE THIS RESPONSE WITH YOUR DISCLOSURE ON PAGE 11 THAT THE CONTRIBUTORS WILL EXCHANGE THEIR OWNERSHIP INTERESTS FOR 100,000 SHARES OF COMMON STOCK AND 1,500,249 OP UNITS. FURTHER, WE NOTE THAT YOU HAVE ADDED A DISCUSSION REGARDING HOW YOU VALUED THE OWNERSHIP INTERESTS OF YOUR PREDECESSOR BUT YOU HAVE NOT DISCLOSED THE VALUE OF THE OWNERSHIP INTERESTS IN YOUR PREDECESSOR. FINALLY, IF YOU HAVE NOT YET ESTABLISHED THE VALUE OR THE NUMBER OF COMMON SHARES AND UNITS, PLEASE SUPPLEMENTALLY TELL US WHY YOU BELIEVE THAT THE MATERIAL TERMS OF THE CONTRIBUTION AGREEMENTS WHICH WERE EXECUTED PRIOR TO THE FILING OF THE REGISTRATION STATEMENT WERE SUFFICIENTLY FIXED AT THE TIME OF EXECUTION SO AS TO CONSTITUTE A COMPLETED BINDING INVESTMENT AGREEMENT.

Page 2
Ms. Elaine Wolff
Securities & Exchange Commission

         Response: As discussed with the Staff, the actual number of securities to be issued to the contributors in the formation transactions will not be determined until the public offering price is established for the offering. However, in the contribution and related agreements that were executed by the contributors prior to the filing of the initial Registration Statement, each contributor agreed to receive a fixed percentage of the total number of shares of common stock and OP units that were available to be issued to the contributors in connection with the formation transactions. That total will equal the total number of shares of common stock that are not purchased by the public in connection with the initial public offering. For the convenience of the Staff, we have included with this letter Exhibit A which sets forth a list identifying the sections in each contribution and related agreement that fixes such percentage for each contributor. In this regard, we note that each contributor is irrevocably bound to receive the percentage of those total number of securities and none of the contributors has any right to change their investment decisions with respect to the common stock and OP units to be issued to them based on any changes in the number of such securities that are actually allocated to them in the formation transactions. We also note that, as indicated in the lead-in paragraph to the "Prospectus Summary," the numbers of shares and OP units that are shown in the Prospectus are estimates based on an assumed initial public offering price.

2. WE NOTE FROM YOUR RESPONSE TO COMMENT 3 THAT YOU WILL USE APPROXIMATELY 87.3% OF THE PROCEEDS OF THIS OFFERING TO PURCHASE IDENTIFIED PROPERTIES. UNDER THESE CIRCUMSTANCES, PRIOR PERFORMANCE DISCLOSURE OF THE TYPE REQUIRED BY GUIDE 5 FOR LIMITED PARTNERSHIPS AND APPLICABLE TO IPO'S OF REITS PURSUANT TO RELEASE 33-6900, MAY NOT BE REQUIRED. HOWEVER, SHOULD THE AMOUNT OF YOUR OFFERING OR YOUR INTENDED USE OF PROCEEDS CHANGE PRIOR TO EFFECTIVENESS, PLEASE ADVISE.

         Response: We note comment 2 and that the comment indicates that with 87.3% of the proceeds of the offering specified, prior performance information is not required. We also note that, as indicated in our prior response, the Company does not believe that any member of its senior management team or any of their affiliates has ever sponsored a "program" within the meaning of Guide 5. Thus, our view is that even if the percentage of the specified offering proceeds declines, there will be no prior performance information in the Prospectus.

3. WE NOTE YOUR RESPONSE TO OUR COMMENT 10. PLEASE REVISE YOUR DISCLOSURE TO INDICATE, IF TRUE, THAT LARRY FELDMAN, JIM BOURG AND SCOTT JENSEN ARE PROMOTERS RATHER THAN "MAY BE" CONSIDERED PROMOTERS.

         Response: We have revised the disclosure on pages 9 and 57 to indicate that Larry Feldman, Jim Bourg and Scott Jensen are promoters with respect to the offering.

4. PLEASE REVISE TO PROVIDE ALL INFORMATION REQUIRED BY ITEM 15 OF FORM S-11. IN THIS CONNECTION, WE NOTE FOR EXAMPLE ONLY, THE REQUIREMENTS OF SECTIONS (D), (F), (G) AND (H) OF ITEM 15.

         Response: As discussed with the Staff, we have revised our disclosure to complete the disclosure required by Item 15 of Form S-11. Although Item 15 requires disclosure for a five-year time period with respect to occupancy rates (subsection (a)) and effective annual rent per square foot (subsection (e)), we have included this information only for the periods that our predecessor has owned each property, including disclosure up to and including this year. We have been advised by the Company that occupancy and rent per square foot information relating to the initial properties cannot be reliably reported and we believe that this disclosure would not be especially meaningful for investors given the significant changes that our predecessor has undertaken or plans to undertake with respect to each property as part of the extensive renovation and repositioning programs. With respect to the following items please note our responses as follows:

Page 3
Ms. Elaine Wolff
Securities & Exchange Commission


         a. OCCUPANCY RATE EXPRESSED AS A PERCENTAGE FOR EACH OF THE LAST FIVE YEARS.

         Response: We have revised our disclosure under the caption "Business and Properties--Our Properties" on pages 77, 80 and 83 to include a chart disclosing the occupancy rate for each of the Harrisburg Mall, the Foothills Mall and Colonie Center since our predecessor's acquisition of or investment in each property.

         b. NUMBER OF TENANTS OCCUPYING 10% OR MORE OF THE RENTAL SQUARE FEET AND PRINCIPAL NATURE OF THE BUSINESS AS SUCH TENANT

         Response: In response to this comment, we refer the Staff to our disclosure under the caption "Business and Properties--Tenant Diversification" on page 83, which includes the requested disclosure. We have revised our disclosure to include a footnote to the chart indicating that the list of "Top 10 Tenants" includes all tenants at each property occupying 10% or more of the rentable square feet at any of our properties.

         c. PRINCIPAL BUSINESS OCCUPATION PROFESSIONS CARRIED ON, IN OR FROM THE BUILDING

         Response: The chart on page 83 of the prospectus discloses the businesses that are carried on at the properties and, as such, our view is that no additional disclosure is required.

         e. THE AVERAGE EFFECTIVE ANNUAL RENT PER SQUARE FOOT OR UNIT FOR EACH OF THE LAST FIVE YEARS PRIOR TO THE DATE OF THE FILING.

         Response: We have revised our disclosure under the caption "Business and Properties--Our Properties" on page on pages 77, 80 and 83 to include a chart disclosing the average effective annual rent per square foot since our predecessor's acquisition of each property.


Cover Page

5. WE NOTE YOUR RESPONSE TO OUR COMMENT 11. PLEASE REVISE YOUR DISCLOSURE TO INCLUDE THE ASSOCIATED DOLLAR VALUE OF THE STOCK THAT WILL BE ISSUED TO AFFILIATES IN RETURN FOR THE CONTRIBUTED PROPERTIES.

         Response: In response to this comment, we have included on page 10 the associated dollar value of the stock that will be issued to affiliates in return for the contributed entities based on the assumed initial public offering price.

6. PLEASE MOVE THE INFORMATION THAT IS NOT KEY TO AN INVESTMENT DECISION OFF THE COVER PAGE. FOR EXAMPLE, PLEASE REVISE TO DELETE THE FIRST SENTENCE REGARDING A DESCRIPTION OF YOUR BUSINESS. IN THIS CONNECTION, WE NOTE THAT YOU DESCRIBE YOURSELF AS A REIT RATHER THAN THAT YOU INTEND TO QUALIFY AS A REIT BEGINNING WITH YOUR TAXABLE YEAR ENDING DECEMBER 31, 2004. FURTHER, YOUR DESCRIPTION INCLUDES A REFERENCE TO CLASS A OR NEAR CLASS A MALLS WHICH HAS NOT BEEN DEFINED AND WHICH IS NOT APPROPRIATE TO DEFINE ON THE COVER PAGE. FINALLY, YOUR DESCRIPTION INCLUDES TERMS THAT NEED FURTHER EXPLANATION AND ARE THEREFORE NOT APPROPRIATE FOR THE COVER PAGE SUCH AS YOUR REFERENCE TO "OPPORTUNISTICALLY" ACQUIRING "UNDERPERFORMING" PROPERTIES TO TRANSFORM THEM INTO "PROFITABLE" ONES. SIMILARLY, PLEASE REVISE TO DELETE THE LAST PARAGRAPH PRIOR TO THE LEGEND ON THE COVER PAGE.

Page 4
Ms. Elaine Wolff
Securities & Exchange Commission


         Response: In response to this comment, we have (i) deleted the first sentence on the cover page, (ii) more precisely described the Company's REIT status on the cover page and (iii) deleted the last sentence prior to the legend on the cover page. We believe the remaining sentence in the paragraph prior to the legend is important and customary.

7. PLEASE REVISE YOUR CROSS-REFERENCE TO THE "DESCRIPTION OF STOCK--RESTRICTIONS ON TRANSFER" TO DELETE THE CROSS-REFERENCE FROM THE COVER PAGE AND TO INSTEAD VERY BRIEFLY DESCRIBE THOSE RESTRICTIONS.

         Response: In response to this comment, we have deleted the cross reference to "Description of Stock--Restrictions on Transfer" on the cover page and revised our disclosure to describe briefly the nature of the restrictions.


Prospectus Summary, page 1

8. WE NOTE YOUR RESPONSE TO OUR COMMENT 15 AND COMMENT 16; HOWEVER, THE AMOUNT OF DETAIL IN YOUR "PROSPECTUS SUMMARY" CONTINUES TO OVERWHELM THE MOST SIGNIFICANT ASPECTS OF THE OFFERING. FOR EXAMPLE, YOU INDICATE IN YOUR RESPONSE TO OUR COMMENT 15 THAT UNDER THE CAPTION "PROSPECTUS SUMMARY--INVESTMENT HIGHLIGHTS--EXPERIENCED MANAGEMENT TEAM" ON PAGE 9 IS A SUMMARY DISCUSSION OF THE INFORMATION THAT APPEARS ON PAGE 65 UNDER THE CAPTION "BUSINESS AND PROPERTIES--INVESTMENT HIGHLIGHTS--EXPERIENCED MANAGEMENT TEAM." YOU ALSO INDICATE THAT YOU HAVE FURTHER SUMMARIZED THE DISCLOSURE REGARDING OUR THREE PROPERTIES THAT APPEARS UNDER THE CAPTION "PROSPECTUS SUMMARY--OUR PROPERTIES" IN COMPARISON TO THE MORE DETAILED DISCLOSURE THAT APPEARS ON PAGE 71 UNDER THE CAPTION "BUSINESS AND PROPERTIES--OUR PROPERTIES." HOWEVER, IT APPEARS THAT THE DISCLOSURE UNDER THESE HEADINGS IS REPEATED VERBATIM IN YOUR PROSPECTUS. FOR ANOTHER EXAMPLE, PLEASE REVISE YOUR DESCRIPTION OF EACH OF THE PROPERTIES TO LIMIT YOUR DISCUSSION OF THE RENOVATION PLANS TO THE AMOUNT YOU EXPECT TO EXPEND TO IMPLEMENT THE PLAN. FINALLY, REVISE YOUR DISCLOSURE RELATING TO YOUR BUSINESS AND GROWTH STRATEGIES ON PAGE 9 TO LIMIT YOUR DISCUSSION. PLEASE REVISE OR ADVISE.

         Response: In response to this comment, we have shortened the paragraph in the "Prospectus Summary" under the caption "Investment Highlights-- Experienced Management Team" on page 8. We have also shortened the descriptions of the renovation plans for each of the properties under the caption "Prospectus Summary" to further summarize renovation plans. In addition, we have further shortened the disclosure relating to our business and growth strategies. We have not, however, eliminated disclosure in the bullet points following the chart on page 4 because we believe this disclosure is critical to a complete understanding of the information appearing in the chart.

9. WE NOTE YOUR RESPONSE TO OUR COMMENT 21 AND YOUR DISCLOSURE IN THE SECTION REGARDING FORMATION TRANSACTIONS; HOWEVER, WE ARE UNABLE TO LOCATE DISCLOSURE OF THE TOTAL AMOUNT OF CONSIDERATION YOU WILL PAY TO THE PREDECESSORS FOR THEIR INTEREST IN THE HARRISBURG MALL AND THE FOOTHILLS MALL OR THE TOTAL AMOUNT OF INDEBTEDNESS YOU WILL ASSUME. PLEASE REVISE OR ADVISE.

         Response: In response to this comment, we have revised our disclosure to bullet point format and added a parenthetical to the second bullet that appears under the caption "Prospectus Summary--The Formation Transactions" on page 10 that discloses the total value of the shares of common stock and OP units that will be issued in the formation transactions based on the assumed initial public offering price. In addition, we have included disclosure in this paragraph that indicates the total amount of indebtedness to which the contributed entities are subject as of June 30, 2004. We note in this regard that the Company is technically not assuming any indebtedness but instead is acquiring entities that are subject to outstanding indebtedness. We also included disclosure in this section indicating the portion of such indebtedness that will be repaid out of the net proceeds of this offering.

Page 5
Ms. Elaine Wolff
Securities & Exchange Commission


10. WE NOTE YOUR RESPONSE TO COMMENT 18. PLEASE REVISE TO MOVE YOUR EXPLANATION OF CLASS A FROM THE ITALICIZED INTRODUCTION TO THE FIRST PARAGRAPH WHERE THE TERM FIRST APPEARS.

         Response: In response to this comment, we have moved the disclosure from the italicized introduction to the first paragraph under the caption "Prospectus Summary--Overview" on page 1 to the first paragraph that explains what is meant by Class A and near Class A malls.

11. PLEASE REVISE THE DESCRIPTION IN THE FIRST SENTENCE TO CLARIFY THAT YOU INTEND TO QUALIFY TO BECOME A REIT BEGINNING WITH YOUR TAXABLE YEAR ENDING DECEMBER 31, 2004.

         Response: In response to this comment, we have revised the disclosure on page 1 to delete the reference to real estate investment trust in the first paragraph. We note that the more precise disclosure regarding qualification as a REIT appears at the end of the first paragraph under this section.

12. PLEASE REVISE THE THIRD PARAGRAPH ON PAGE 1 TO BRIEFLY DESCRIBE THE "CERTAIN" LEASING INITIATIVES THAT WILL RESULT IN AN INCREASE IN THE BASE ACQUISITION PRICE BY $9 MILLION.

         Response: In response to this comment, we have revised the third paragraph on page 1 to briefly describe the leasing initiatives that will result in an increase in the base acquisition price by $9 million.

13. WE HAVE REVIEWED YOUR REVISIONS IN RESPONSE TO COMMENT 81. PLEASE REFRAIN FROM CHARACTERIZING THE OPERATIONS OF FELDMAN MALL PROPERTIES, INC. AND YOUR PREDECESSOR PRIOR TO THEIR ACQUISITION AS BEING PART OF YOUR CORPORATE STRUCTURE. REVISE YOUR DISCLOSURE THROUGHOUT ACCORDINGLY. IN THIS CONNECTION, WE NOTE YOUR DISCLOSURE ON PAGE 1 THAT YOUR "RECENT ACQUISITION TRANSACTIONS DEMONSTRATE OUR ABILITY TO LOCATE AND ACQUIRE PROPERTIES WITH THE POTENTIAL TO SUBSTANTIALLY INCREASE THEIR OPERATING CASH FLOW AND VALUE THROUGH OUR COMPREHENSIVE RENOVATION AND REPOSITIONING STRATEGIES." PLEASE REVISE IN LIGHT OF THE FACT THAT YOU HAVE NOT YET ACQUIRED ANY PROPERTIES AND THAT YOU WERE ONLY FORMED IN JULY 2004.

         Response: In addition to the requested revisions stated above, we have made several revisions throughout the disclosure in the prospectus, including the disclosure that appears under the captions "Prospectus Summary--Overview" and "Business and Properties--Overview" on pages 1 and 61, respectively, to distinguish between our predecessor and the Company. In addition, we believe that the disclosure in these sections clearly indicates that the current mall renovation and repositioning projects have been undertaken by our predecessor.

14. WE NOTE YOUR STATEMENT THAT YOU "HAVE IDENTIFIED AND ARE ACTIVELY PURSUING A NUMBER OF ADDITIONAL MALLS AS POTENTIAL ACQUISITION AND REDEVELOPMENT CANDIDATES." THIS DISCLOSURE APPEARS TOO PRELIMINARY TO HIGHLIGHT IN THE PROSPECTUS SUMMARY AND MAY BE MORE APPROPRIATE FOR THE BUSINESS SECTION. IF YOU CHOOSE TO MOVE IT TO THE BUSINESS SECTION, PLEASE REVISE THERE TO DISCLOSE WITH MORE SPECIFICITY WHAT YOU MEAN BY ACTIVELY PURSUING. HAVE YOU ENTERED INTO A LOCK-UP AGREEMENTS ON PROPERTIES? HAVE YOU ENTERED INTO ANY AGREEMENTS ON ANY PROPERTIES.

         Response: In response to this comment, we have deleted the referenced disclosure under the caption "Prospectus Summary" on page 1 and have revised "Business and Properties--Overview" on page 61 to include additional details regarding the acquisition process. Other than with respect to Colonie Center, we have not entered into any agreements with respect to the acquisition of any additional property. We also refer the Staff to the detailed disclosure under the caption "Business and Properties--Mall Acquisitions" on page 68 for a detailed discussion of our acquisition process.

Page 6
Ms. Elaine Wolff
Securities & Exchange Commission


15. WE NOTE YOUR RESPONSE TO OUR COMMENT NUMBER 23. WE ALSO NOTE THAT YOU INTEND TO CONTINUE TO SOURCE ATTRACTIVE OPPORTUNITIES THROUGH, AMONG OTHERS, YOUR CURRENT NETWORK OF OTHER CONTACTS. WE RE-ISSUE OUR COMMENT THAT IF YOU CHOOSE TO RETAIN THIS DISCLOSURE, PLEASE REVISE TO DISCUSS THE NATURE OF THESE RELATIONSHIPS. WHAT IS THE BASIS OF EACH RELATIONSHIP? ARE THEY FORMAL RELATIONSHIPS? DISCUSS THE BENEFITS THAT BOTH PARTIES RECEIVE FROM SUCH RELATIONSHIPS.

         Response: In response to this comment, we have deleted the referenced disclosure.

16. WE NOTE YOUR STATEMENT THAT YOU INTEND TO CONDUCT SUBSTANTIALLY ALL OF YOUR BUSINESS THROUGH YOUR OPERATING PARTNERSHIP. PLEASE REVISE TO DISCLOSE THE PERCENTAGE OWNERSHIP YOU WILL HAVE IN THE OPERATING PARTNERSHIP AFTER THE OFFERING.

         Response: In response to this comment, we have added disclosure under the captions "Prospectus Summary--Overview" and "Business and Properties--Overview" on pages 2 and 62, respectively, relating to the Company's percentage ownership interest in the operating partnership upon completion of this offering.


Our Properties, page 4

17. WE NOTE THAT A KEY ELEMENT OF YOUR BUSINESS PLAN IS TO TRANSFORM UNDERPERFORMING MALLS THROUGH COMPREHENSIVE RENOVATION AND REPOSITIONING EFFORTS. PLEASE REVISE THE TABLE ON PAGES 4 AND 71 TO INCLUDE A COLUMN TO DISCLOSE THE AMOUNT OF DEVELOPMENT COSTS YOU EXPECT WILL BE REQUIRED FOR EACH PROPERTY, EXCLUDING AMOUNTS ALREADY SPENT ON RENOVATIONS.

         Response: In response to this comment, we have added a column entitled "Anticipated Remaining Renovation Costs" to the table under the captions "Prospectus Summary--Our Properties" on page 4 and "Business and Properties--Our Properties" on page 72. The amounts indicating our estimate of additional anticipated renovation costs will be added to the table in the next filing.

18. PLEASE REVISE THE TABLE ON PAGES 4 AND 71 TO EXCLUDE THE NON-OWNED ANCHOR TENANT SPACE FROM THE COLUMN FOR "RENTABLE SQUARE FEET" SINCE THE SPACE IS NOT RENTABLE. IN THIS CONNECTION, WE NOTE THAT THE PERCENTAGE LEASED COLUMN EXCLUDES NON-OWNED ANCHOR TENANTS. IF YOU WISH TO KEEP THESE FIGURES TO SHOW THE TOTAL SQUARE FOOTAGE OF THE MALL, CONSIDER REVISING THE BULLET TO SHOW THE TOTAL SQUARE FEET INCLUDING THE NON-OWNED ANCHOR SPACE.

         Response: As discussed with the Staff, we have revised the tables appearing on pages 4 and 72 to include an additional column disclosing "Total Square Feet" for each property, which includes the non-owned anchor space. We have also removed the non-owned anchor space from the "Rentable Square Feet" column and revised the bullet points following the tables accordingly. In addition, we added a column entitled "Shop Tenants Percentage Leased" to distinguish between the percentage leased to shop tenants (which excludes space leased to non-owned anchor tenants) and "Percentage Leased" (which includes space leased to non-owned anchor tenants).

19. WE NOTE FROM YOUR SECOND BULLET POINT REGARDING THE CALCULATION OF ANNUALIZED BASE RENT THAT THE TABLE INCLUDES LEASES THAT EXPIRE PRIOR TO AUGUST 31, 2005. IF THE LEASES THAT WILL EXPIRE PRIOR TO AUGUST 31, 2005 CONSTITUTE A SIGNIFICANT PORTION OF ANNUALIZED BASE RENT, PLEASE REVISE TO SO STATE AND DISCLOSE THE PERCENTAGE OF RENT THAT SUCH LEASES CONSTITUTE.

         Response: In response to this comment, we have included in the eighth bullet under the tables appearing under the captions "Prospectus Summary--Our Properties" on page 4 and "Business and Properties--Our Properties" on page 72 disclosure relating to the percentage of the annualized base rent for each of the properties that is represented by leases that will expire prior to August 31, 2005.

Page 7
Ms. Elaine Wolff
Securities & Exchange Commission


20. WE NOTE YOUR DISCLOSURE IN THE 5TH BULLET POINT THAT "ONCE OPERATING CASH FLOW EXCEEDS 12%" YOU WILL BE ENTITLED TO RECEIVE AN ADDITIONAL 20% OF THE EXCESS CASH FLOW. PLEASE REVISE TO EXPLAIN THE MEASURE WHICH CASH FLOW MUST EXCEED BY 12%.

         Response: We have revised our disclosure on pages 4, 72 and 75 to clarify that the measure which cash flow must exceed 12% is the capital contributions of the partners. We note that our existing disclosure quantifies the amount of such capital contributions (approximately $14.4 million through June 30, 2004.)

21. WE NOTE THAT YOU HAVE DISCLOSED THE ADDITIONAL INVESTMENT THAT WILL BE REQUIRED TO RENOVATE AND REPOSITION THE HARRISBURG MALL. WE NOTE THAT YOU HAVE DISCLOSED THE TOTAL ESTIMATED COSTS OF RENOVATION AND REPOSITIONING FOR THE FOOTHILLS MALL. PLEASE REVISE TO DISCLOSE FOR EACH OF THE FOOTHILLS MALL AND THE COLONIE CENTER THE AMOUNT OF ADDITIONAL INVESTMENT THAT YOU ESTIMATE WILL BE REQUIRED TO RENOVATE AND REPOSITION EACH OF THESE PROPERTIES.

         Response:  We refer the staff to our response to comment 17.

Investment Highlights, page 8

22. WE NOTE YOUR STATEMENT ON PAGE 9 THAT UPON COMPLETION OF THE OFFERING YOU EXPECT TO HAVE THE FINANCIAL CAPACITY TO ACQUIRE AN ESTIMATED $250 MILLION IN ADDITIONAL MALL ASSETS. IF YOU RETAIN THIS STATEMENT, PLEASE REVISE TO CLARIFY THAT FROM THE PROCEEDS OF THIS OFFERING YOU WILL HAVE APPROXIMATELY $20 MILLION FOR ACQUISITIONS AND EXPLAIN THE SOURCE FOR THE BALANCE. IF THE SOURCE IS BORROWINGS, PLEASE REVISE TO DISCLOSE WHETHER YOU HAVE COMMITMENTS IN PLACE FOR SUCH BORROWINGS.

         Response: In response to this comment, we have revised the above-referenced disclosure on page 8 to remove the $250 million figure and to clarify the source for investments in additional mall assets.

23. WE NOTE YOUR STATEMENT ON PAGE 9 THAT YOU BELIEVE THAT "OVER TIME" YOU "CAN ACHIEVE A STABILIZED UNLEVERAGED YIELD ON COST OF APPROXIMATELY 10% TO 11% ON OUR MALL PORTFOLIO." IF YOU CHOOSE TO RETAIN THIS PROJECTION PLEASE REVISE TO PROVIDE A DETAILED DISCUSSION OF THE BASIS FOR SUCH PROJECTION AND THE LIMITATIONS OF SUCH PROJECTIONS, INCLUDING THE ASSUMPTIONS THAT IN MANAGEMENT'S OPINION ARE MOST SIGNIFICANT TO THE PROJECTIONS OR ARE KEY FACTORS UPON WHICH THE FINANCIAL RESULTS DEPEND. IN THIS REGARD INVESTORS SHOULD BE CAUTIONED AGAINST ATTRIBUTING UNDUE CERTAINTY TO MANAGEMENT'S ASSESSMENT AND INCLUDE A STATEMENT INDICATING MANAGEMENT'S INTENTION REGARDING THE FURNISHING OF UPDATED PROJECTIONS. FURTHER, PLEASE REVISE TO DISCLOSE THE TIME FRAME YOU ARE REFERRING TO WHEN YOU SAY "OVER TIME" AND CONSIDER WHETHER SUCH TIME FRAME IS AN APPROPRIATE PERIOD OVER WHICH MANAGEMENT MAY MAKE REASONABLE PROJECTIONS. SIMILARLY, PROVIDE A DETAILED DISCUSSION OF THE BASIS FOR YOUR PROJECTION ON PAGE 9 THAT YOU BELIEVE YOUR MALLS, "ONCE RENOVATED AND REPOSITIONED, WILL PRODUCE STABLE LEVELS OF CASH FLOW, WHICH WE ANTICIPATE WILL SUPPORT DISTRIBUTIONS TO OUR STOCKHOLDERS IN THE FUTURE." PLEASE REFER TO RULE 10 OF REGULATION S-K.

         Response: We have revised our disclosure on page 8 to remove the above-referenced projections and have instead presented the information as an objective of the Company rather than as a projection.

Page 8
Ms. Elaine Wolff
Securities & Exchange Commission


Benefits to Related Parties, page 14

24. WE NOTE THAT ON PAGE 14 AND ON PAGES 99-101 YOU DISCLOSE THE NUMBER OF SECURITIES BEING ISSUED IN EXCHANGE FOR OWNERSHIP INTERESTS. WE NOTE THAT ON PAGES 99-101 YOU DISCLOSE THAT THE SECURITIES ARE BEING EXCHANGED FOR OWNERSHIP INTERESTS IN "CERTAIN CONTRIBUTED ENTITIES." PLEASE REVISE IN ALL LOCATIONS TO SPECIFY EACH OF THE OWNERSHIP INTERESTS BEING CONTRIBUTED FOR EACH OF THE DISCLOSED NUMBER OF SECURITIES.

         Response: In response to this comment, we have revised our disclosure to add under the caption "Prospectus Summary--The Formation Transactions" on page 9 and under the caption "Structure and Formation of Our Company--Overview" on page 57 additional disclosure that details the names of the contributed entities and the nature of the ownership interests held by the contributors in these entities. This disclosure read in conjunction with the changes made in response to comment 9 above describes what each contributor is exchanging for the disclosed number of securities.

25. WE NOTE THAT IN RESPONSE TO COMMENT 53 YOU HAVE DISCLOSED IN THE RISK FACTOR ON PAGE 30 THE NUMBER OF ADDITIONAL OP UNITS THAT WILL BE ISSUED TO LARRY FELDMAN, JIM BOURG AND SCOTT JENSEN IF CERTAIN PERFORMANCE THRESHOLDS RELATING TO THE HARRISBURG MALL ARE MET AND THAT YOU HAVE QUANTIFIED THE THRESHOLDS WITH RESPECT TO THE HARRISBURG MALL. PLEASE REVISE TO QUANTIFY THE NUMBER OF ADDITIONAL OP UNITS THAT WILL BE ISSUED WITH RESPECT TO THE FOOTHILLS MALL AND THE THRESHOLDS RELATING TO THE FOOTHILLS MALL. SIMILARLY, REVISE HERE, IN MD&A AND ON PAGES 99-101 TO DISCLOSE THE THRESHOLDS AND THE NUMBER OF ADDITIONAL OP UNITS THAT MAY BE ISSUED FOR EACH OF THE HARRISBURG AND FOOTHILLS MALLS. FURTHER, WE NOTE FROM PAGE 30 THAT THE NUMBER OF ADDITIONAL OP UNITS THAT MAY BE ISSUED WITH RESPECT TO THE FOOTHILLS MALL WILL BE DETERMINED BY RECEIPT OF INCOME OR OTHER CASH FLOW FROM "A PAD ADJACENT TO THE PROPERTY AND FROM TWO EXPANSION PARCELS AT THE FOOTHILLS MALL." PLEASE REVISE THROUGHOUT TO EXPLAIN THE RELATIONSHIP OF THE PAD AND EXPANSION PARCELS TO THE FOOTHILLS MALL AND EXPLAIN THE MEASURE OF INCOME OR CASH FLOW THAT MUST BE REACHED IN ORDER TO ISSUE ADDITIONAL UNITS.

         Response: In response to this comment, we have revised the disclosure to page 14 to quantify the maximum number of additional OP units based on the assumed initial offering price that will be issued with respect to the Foothills Mall and the threshold relating to the Foothills Mall. We note your comment to revise our disclosure under the captions "Management's Discussion and Analysis" and "Benefits to Related Parties." Our disclosure under the caption "Management's Discussion and Analysis" does not currently include a discussion of the additional OP units and we have not, therefore, included the thresholds with respect thereto in this section. We have, however, added the requested disclosure under the caption "Benefits to Related Parties" following the chart appearing on page 102.

26. PLEASE REVISE HERE AND EACH BULLET ON PAGES 99-101 THAT DESCRIBES THE TAX INDEMNIFICATION BENEFIT TO QUANTIFY THE MAXIMUM EXTENT OF THE INDEMNIFICATION OR GUARANTY FOR TAX LIABILITIES.

         Response: Please note that the tax indemnification amount is not capped at any particular level but instead depends on the price at which the asset that is subject to the tax lockup is eventually sold. The Company has agreed to indemnify the contributors for a specified percentage of the gain and the amount of that gain will depend upon the market price of such assets at the time of sale. We refer the Staff to our disclosure under the caption "Prospectus Summary-Benefits to Related Parties" to page 14, which discloses that the Company is obligated to indemnify the contributors for a declining percentage of any tax liability arising out of property sales.

Page 9
Ms. Elaine Wolff
Securities & Exchange Commission


Conflicts of Interest, page 16

27. PLEASE REVISE TO BRIEFLY DESCRIBE THE NATURE OF THE CONFLICTS THAT MAY ARISE BETWEEN YOUR DUTIES AS THE GENERAL PARTNER OF THE OPERATING PARTNERSHIP AND YOUR DUTIES AS DIRECTORS AND OFFICERS OF THE REIT.

         Response: In response to this comment, we have added a clause to page 15 to explain that when the interests of our stockholders and OP unitholders come into conflict, our duties as general partner of the operating partnership and the duties of our directors and officers to our company and our stockholders may also come into conflict. We also refer the Staff to our disclosure under the captions "Risk Factors--Risks Related to Our Organization and Structure" on page 29 and "Policies with Respect to Certain Activities--Conflicts of Interest Policies" on page 105 which contain more detailed discussion of our potential conflicts and our policies with respect to such conflicts.


Risk Factors, page 21


Risks Related to this Offering, page 27


         Future sales of shares of our common stock may depress the price of our shares, page 27.

28. PLEASE REVISE TO QUANTIFY THE NUMBER OF SHARES OF COMMON STOCK THAT WILL BE ELIGIBLE FOR FUTURE SALE. PLEASE INCLUDE THE AMOUNT OF (I) COMMON STOCK THAT IS SUBJECT TO OUTSTANDING OPTIONS OR WARRANTS, (II) OP UNITS THAT WILL BE CONVERTIBLE INTO REIT SHARES, AND (III) COMMON STOCK THAT COULD BE SOLD PURSUANT TO RULE 144 OR THAT YOU HAVE AGREED TO REGISTER FOR SALE. REFER TO ITEM 201 OF REGULATION S-K.

         Response: In response to this comment we have revised the disclosure under the caption "Risk Factors--Risks Related to This Offering--Future sales of shares of our common stock may depress the price of our shares" on page 27 to quantify the number of shares of common stock that will be eligible for future sale.


Risks Related to Our Organization and Structure, page 29


         Our management's rights to receive OP units upon the achievement of certain performance thresholds. . . page 30.

29. REFER TO COMMENT 53. PLEASE REVISE YOUR DISCLOSURE TO CLARIFY THE PERFORMANCE INCENTIVES RELATING TO THE FOOTHILLS MALL. FOR EXAMPLE, QUANTIFY THE SPECIFIC THRESHOLDS THAT MANAGEMENT MUST ACHIEVE IN ORDER TO RECEIVE OP UNITS. FURTHER, INDICATE WHETHER THERE IS A LIMIT TO THE AMOUNT OF OP UNITS THAT MANAGEMENT MAY RECEIVE.

         Response: The requested revisions have been made on pages 30-31 under the caption "Risk Factors."


         None of the contribution agreements was the result of arm's length negotiations, page 30.

Page 10
Ms. Elaine Wolff
Securities & Exchange Commission


30. WE NOTE YOUR RESPONSE TO COMMENT 54. PLEASE REVISE TO PROVIDE A SEPARATELY CAPTIONED RISK FACTOR, AS YOU HAVE ON THE COVER PAGE AND IN THE SUMMARY RISK FACTORS, TO DISCUSS THE RISK THAT YOU DID NOT OBTAIN ANY THIRD PARTY APPRAISALS FOR THE INITIAL PROPERTIES IN YOUR PORTFOLIO AND THAT THE CONSIDERATION TO BE GIVEN BY YOU IN EXCHANGE FOR THEM MAY EXCEED THE VALUE THAT MAY HAVE BEEN DETERMINED BY THIRD PARTY APPRAISALS.

         Response: Please note that the suggested risk factor appears under the caption "Risk Factors--Risks Related to Our Properties and Operations--We did not obtain any third party appraisals for the initial properties in our portfolio in connection with the formation transactions and the consideration to be given by us in exchange for them may exceed the value that may have been determined by third party appraisals" on page 25.


         Our board of directors has the power to issue additional shares of our stock. . . page 31.

31. WE REISSUE THE PORTION OF COMMENT 55 THAT REQUESTS THAT YOU QUANTIFY THE NUMBER OF ISSUED COMMON AND PREFERRED STOCK. IN THIS REGARD, WE NOTE YOUR DISCLOSURE THAT QUANTIFIES THE NUMBER OF AUTHORIZED BUT UNISSUED SHARES OF COMMON AND PREFERRED STOCK.

         Response: In response to this comment, we have quantified on page 32 the number of issued common shares and have also noted that no shares of preferred stock are outstanding.


         Our organizational documents contain no limitations on the amount of indebtedness we may incur. . . page 31.

32. WE NOTE YOUR RESPONSE TO OUR COMMENT 58. WE REISSUE OUR COMMENT REQUESTING THAT YOU REVISE TO QUANTIFY THE TOTAL OUTSTANDING INDEBTEDNESS AND THE VALUE OF YOUR PORTFOLIO AFTER THE COMPLETION OF THE FORMATION TRANSACTIONS. IN THIS REGARD, WE NOTE YOUR DISCUSSION OF THE CONSOLIDATED DEBT TO TOTAL MARKET CAPITALIZATION RATIO.

         Response: As discussed with the Staff, we have added disclosure that sets forth the Company's total outstanding indebtedness in this Risk Factor and the ratio of debt to total market capitalization on page 36. We note that, because the Company has not separately valued the individual properties, it would be inappropriate to show a debt to value ratio for the properties. We believe that the more meaningful disclosure for investors is an expression of the Company's debt in terms of its total market capitalization.


Distribution Policy, page 40

33. WE NOTE YOUR RESPONSE TO OUR COMMENT 65. PLEASE REVISE YOUR DISCLOSURE TO CLEARLY INDICATE THAT DISTRIBUTIONS IN EXCESS OF AVAILABLE CASH WILL CONSTITUTE A RETURN OF CAPITAL RATHER THAN A DIVIDEND TO STOCKHOLDERS. IN THIS REGARD, WE NOTE YOUR DISCLOSURE IN THE PENULTIMATE PARAGRAPH ON PAGE 40. ALSO, PROVIDE SIMILAR DISCLOSURE IN THE "PROSPECTUS SUMMARY."

         Response: In response to this comment, we have added additional disclosure on page 40 to clarify that excess distributions will be a return of capital and will not be considered a dividend to stockholders. In addition, we have added similar disclosure under the caption "Prospectus
Summary--Distribution Policy" on page 18.

34. WE NOTE YOUR RESPONSE AND REVISION TO OUR COMMENT 66; HOWEVER, YOUR DISCLOSURE DOES NOT INDICATE WHETHER THERE ARE ANY RESTRICTIONS THAT WOULD PREVENT YOUR RECEIPT OF DISTRIBUTIONS FROM YOUR OPERATING PARTNERSHIP. PLEASE REVISE OR ADVISE.

Page 11
Ms. Elaine Wolff
Securities & Exchange Commission


         Response: We supplementally advise the Staff that on page there are no restrictions that would prevent the Company from receiving distributions from our operating partnership and there are no restrictions that would prevent the operating partnership from paying a distribution to the Company. However, the Harrisburg Mall loan does contain a restriction that may prevent the operating partnership's subsidiaries from making distributions to us and our operating partnership. In this regard, we note that disclosure of this restriction already appears under the caption "Management's Discussion and Analysis--Liquidity and Capital Resources--Harrisburg Mall Loan" on page 56.

35. DISCLOSE THE SOURCE ENABLING YOU TO PAY A DIVIDEND OF $330,051.

         Response: In response to this comment, we have indicated on pages 17, 40 that the distribution was payable out of available cash balances held by our predecessor.

36. IF YOU CHOOSE TO EQUATE THE DISTRIBUTION TO BE PAID TO AN AMOUNT BASED UPON THE ANTICIPATED SHARES OF COMMON STOCK AND OPERATING PARTNERSHIP UNITS AFTER THE OFFERING, PLEASE INCLUDE A TABLE SUPPORTING THE DISTRIBUTION AMOUNT INFERRED WILL BE PAID IN THE FUTURE. ALTERNATIVELY, CLARIFY THAT THE DISTRIBUTION IS BEING PAID TO MEMBERS BEFORE THE OFFERING AND DELETE REFERENCE TO WHAT THE DISTRIBUTION AMOUNT WOULD BE TO STOCKHOLDERS AFTER THE OFFERING. PLEASE MAKE SIMILAR REVISIONS TO YOUR DISCLOSURE ON PAGE 18.

         Response: We have revised our disclosure to pages 17 and 40 to clarify that the distribution is being paid to a member of our predecessor before the offering and have retained the per share equivalent disclosure but revised the language to indicate that it relates only to the shares of common stock and OP units that will be issued to the contributors in connection with the formation transactions.


Business and Properties, page 61


         Harrisburg Mall, page 72

37. JOINT VENTURE AND FINANCING. REGARDING THE COMMERCE BANK AND GENERAL MOTORS ACCEPTANCE CORP. LOANS, WE ARE UNABLE TO LOCATE DISCLOSURE RELATING TO THE BALANCE TO BE DUE AT MATURITY ASSUMING NO PAYMENTS HAVE BEEN MADE ON PRINCIPAL IN ADVANCE OF THE DUE DATE. PLEASE REVISE OR ADVISE.

         Response: In response to this comment, we note that in the third paragraph under the caption "Business and Properties--Our Properties--Harrisburg Mall--Joint Venture and Financing" on page 74 we disclose that the joint venture that owns the Harrisburg Mall has entered into a construction loan with the maximum funding commitment of $43.1 million of which the joint venture has borrowed $20 million as of June 30, 2004. We are unable to indicate the total amount that will be due at maturity assuming no payments have been made because the total amount that will be borrowed under this loan is not yet known. We have, however, revised the first paragraph under the heading "Business and Properties--Our Properties--Foothills Mall--Financing" on page 79 to disclose the balance to be due under the General Motors Acceptance Corp. loans at maturity assuming no payments have been made on principal in advance of the due date.


Benefits to Related Parties , page 99

38. WE NOTE YOUR DISCLOSURE IN THE THIRD PARAGRAPH ON PAGE 91 THAT INDICATES THOMAS WIRTH WILL BE GRANTED RESTRICTED STOCK VALUED AT $1,000,000 UPON THE EFFECTIVE DATE OF THIS OFFERING. PLEASE REVISE YOUR TABLE ON PAGE 101 AND "PROSPECTUS SUMMARY" ON PAGE 14 TO DISCLOSE THE GRANT OF RESTRICTED SECURITIES TO MR. WIRTH.

Page 12
Ms. Elaine Wolff
Securities & Exchange Commission


         Response: In response to this comment, we have revised the table under the caption "Benefits to Related Parties" on page 102 to disclose the grant of restricted stock to Mr. Wirth. We have also added disclosure under the caption "Prospectus Summary--Benefits to Related Parties--Employment Agreements" on page 14 relating to the grant of restricted stock to Mr. Wirth. We believe that disclosure is appropriate under this caption rather than the table under the caption "Prospectus Summary--Benefits to Related Parties--Formation Transactions" on page 13 because the restricted stock will be granted to Mr. Wirth pursuant to his employment agreement rather than in connection with the formation transactions.


Pro Forma Condensed Consolidated Financial Statements, page F-2

39. WE HAVE READ YOUR RESPONSE TO COMMENT 94, HOWEVER, WE CONTINUE TO BELIEVE THAT THE PRO FORMA FINANCIAL POSITION OF THE REGISTRANT BEFORE THE OFFERING SHOULD BE TRANSPARENT TO INVESTORS. IN THAT REGARD, PLEASE REVISE TO DISTINGUISH THE ADJUSTMENTS RELATED TO THE FORMATION TRANSACTIONS IN ORDER TO ILLUSTRATE FELDMAN MALL'S HISTORICAL FINANCIAL POSITION BEFORE AND AFTER THE FORMATION TRANSACTIONS AS WELL AS THE OFFERING.

         Response: In response to this comment, we have revised the disclosure to distinguish the adjustments related to the formation transactions in order to illustrate Feldman Mall's historical financial position before and after the formation transactions as well as the offering.

40. REFER TO PRO FORMA FOOTNOTE ADJUSTMENT 1(D). WE NOTE THAT IN CONNECTION WITH THE ACQUISITION OF COLONIE CENTER MALL, THERE IS NO GUARANTY THAT THIS TRANSACTION WILL CLOSE. IF MANAGEMENT BELIEVES IT IS PROBABLE THAT THE COMPANY WILL, IN FACT, ACQUIRE THE COLONIE CENTER MALL SUCH THAT THE PRO FORMA FINANCIAL STATEMENTS GIVE EFFECT TO THE TRANSACTION, THIS STATEMENT AND THE SIMILAR STATEMENTS MADE ON PAGES 12, 39, 60, 79 AND F-48 MAY BE CONFUSING TO INVESTORS. PLEASE REVISE TO CLARIFY, IF SO, THAT YOU BELIEVE IT IS PROBABLE THE TRANSACTION WILL CLOSE.

         Response: We have added the disclosure to page F-7 that we believe it is probable that the acquisition of Colonie Center will be consummated.

41. REFERENCE IS MADE TO ADJUSTMENT 1(J). PLEASE DISCLOSE THE NATURE OF THE ASSETS LARRY FELDMAN IS RECEIVING FOR THE STOCK AS PART OF THE FORMATION TRANSACTIONS IN ADDITION TO THE UNITS RECEIVED FOR THE CONTRIBUTION OF HIS INTEREST IN FELDMAN EQUITIES OF ARIZONA.

         Response: Larry Feldman is receiving both common stock and OP units in exchange for his ownership interest in our predecessor. We have revised the disclosure to indicate on page F-8 that he is receiving the common stock in exchange for a portion of his ownership interest in our predecessor.

42. REFERENCE IS MADE TO ADJUSTMENT 1(M) AND II. DISCLOSE THE ASSETS CONTRIBUTED FOR THE UNITS ISSUED. IN THIS REGARD, PLEASE ALSO DISCLOSE THE NATURE AND AMOUNT OF THE EQUITY SECURITIES ISSUED TO REPAY $2.3 MILLION OF THE INTERCOMPANY LOAN OWED TO FELDMAN PARTNERS LLC.

         Response: We have revised the disclosure on page F-8 to indicate that the OP units will be issued in exchange for a portion of their interests in our predecessor, and to provide the number of units being issued to settle $2.3 million of the balance due to affiliates.

Page 13
Ms. Elaine Wolff
Securities & Exchange Commission


Financial Statements - Feldman Equities of Arizona LLC


Consolidated Balance Sheets, page F-17.

43. PLEASE REVISE YOUR PRO FORMAS AND FINANCIAL STATEMENTS TO GIVE EFFECT TO THE DISTRIBUTION OF $330,051 DECLARED ON SEPTEMBER 30, 2004 INCLUDING PRO FORMA EARNINGS PER SHARE. SEE SAB 1.B.3.

         Response: SAB Topic 1.B.3 indicates that dividends declared subsequent to the balance sheet date should be given retroactive effect in the balance sheet or reflected in the pro forma balance sheet. We have revised our pro forma balance sheet to give effect to the distribution declared on September 30, 2004. In response to comment 35, we have indicated that we will pay the distribution out of available cash of our predecessor. In addition, the pro forma per share data in the statement of operations for the six months ended June 30, 2004 has been revised to give effect to the increase in the number of shares which, when multiplied by the offering price, would be sufficient to replace the capital of the Company in excess of earnings being withdrawn.


Financial Statements - Feldman Lubert Alder Harrisburg, LP


Independent Auditors Report, page F-33.

44. PLEASE REVISE YOUR AUDIT REPORT IN ACCORDANCE WITH AUDITING STANDARD NO. 1 OF THE PCAOB, REFERENCES IN AUDIT REPORTS TO THE STANDARDS OF THE PUBLIC COMPANY ACCOUNTING OVERSIGHT BOARD.

         Response: PCAOB Auditing Standard No. 1, References in Auditors' Reports to the Standards of the Public Company Accounting Oversight Board (Standard No. 1), affects only those auditors' reports issued or reissued pursuant to engagements performed for issuers. Accordingly, auditors' reports issued or reissued in conjunction with engagements for non-issuer entities should continue to refer to auditing standards generally accepted in the United States of America. It is our understanding that at the June 2004 meeting of the AICPA SEC Regulations Committee, representatives of the SEC staff indicated that reports on financial statements of non-issuers included in a filing pursuant to Rule 3-14 or Rule 3-09 would not refer to PCAOB standards. Feldman Lubert Adler Harrisburg, LP is not an issuer (as defined in section 3 of the Securities Exchange Act of 1934). Consequently, KPMG LLP has advised us that in accordance with Standard No. 1 and the SEC guidance they believe the reference in their audit report is appropriate for this entity.




Statements of Revenues and Certain Operating Expenses - Colonie Center Mall


Independent Auditors Report, page F-46.

45. PLEASE REVISE YOUR AUDIT REPORT IN ACCORDANCE WITH AUDITING STANDARD NO. 1 OF THE PCAOB, REFERENCES IN AUDIT REPORTS TO THE STANDARDS OF THE PUBLIC COMPANY ACCOUNTING OVERSIGHT BOARD.

Page 14
Ms. Elaine Wolff
Securities & Exchange Commission


         Response: We refer the Staff to our response to comment 44 above. The seller of Colonie Center, BRE/Colonie Center LLC, is not an issuer. Consequently, KPMG LLP has advised us that in accordance with Standard No. 1 and the SEC guidance they believe the reference in their audit report is appropriate for this entity.


Note 2 - Basis of Presentation and Summary of Significant Accounting Policies, page F-48.

46. PURSUANT TO ITEM 3-14 OF REGULATION S-X, PLEASE STATE WHETHER, AFTER REASONABLE INQUIRY, MANAGEMENT IS AWARE OF ANY MATERIAL FACTORS THAT WOULD CAUSE THE REPORTED FINANCIAL INFORMATION NOT TO BE NECESSARILY INDICATIVE OF FUTURE OPERATING RESULTS.

         Response: We have added the requested disclosure to note (CC) to our pro forma statements of operations included in the prospectus.



                                      *   *   *


         We respectfully request that additional comments, if any, in connection with the subject filing be directed to the undersigned at Clifford Chance US LLP, Attention: Jay L. Bernstein, Esq. and Beth A. DeSanto, Esq., 31 West 52nd Street, New York, New York 10019 (fax: (212) 878-8375).

Very truly yours,



/s/ Beth A. DeSanto, Esq.



Enclosures



cc:      Jeffrey A. Shady, Esq.
         Larry Feldman
         Jim Bourg
         Tom Wirth

                                    EXHIBIT A

                        FELDMAN MALL PROPERTIES, INC. IPO

                 SCHEDULE OF CONTRIBUTION AND RELATED AGREEMENTS



         Recapitalization Agreement dated August 13, 2004, among James Bourg ("JB"), Scott Jensen ("SJ"), Feldman Equities Operating Partnership, LP ("OP") and Feldman Mall Properties, Inc. ("FMP"), whereby (a) pursuant to Section 1.2, the Partnership Interest (as defined in Recital A) owned by JB is expressed as a percentage of the securities being issued in the formation transactions (the "formation securities") and (b) pursuant to Section 1.3, the Partnership Interest owned by SJ was expressed as a percentage of the formation securities.

         Feldman Partners, LLC Redemption Agreement dated August 13, 2004, among Feldman Partners, LLC ("FP"), Feldman Equities of Arizona, LLC ("FEA"), OP, Feldman Holdings Business Trust I ("FHBT") and FMP, whereby pursuant to Section 1.1, FP redeemed the Membership Interests (as defined in Recital A) to FEA in exchange for an assignment by FEA to FP of as a percentage of the formation securities (See Section 1.4(e)).

         Erhart Redemption Agreement dated August 13, 2004, among Jeffrey Erhart ("Erhart"), FEA, OP, FHBT and FMP, whereby pursuant to Section 1.1, Erhart redeemed the Membership Interests (as defined in Recital A) to FEA in exchange for an assignment by FEA to Erhart of a percentage of the formation securities (See Section 1.4(c)).

         Irrevocable Contribution Agreement dated August 13, 2004, among Lawrence Feldman ("LF"), FEA, OP, FMP and FHBT, whereby pursuant to Section 1.1, LP contributed the Contributed Stock (as defined in Recital A) to FEA in exchange for an assignment by FEA to LF of a percentage of the formation securities (See Section 1.4(c)).

         FHGP Merger Agreement dated August 13, 2004, among FP, FMP, Feldman Harrisburg General Partner Inc. and Feldman Harrisburg General Partner Merger Inc., whereby pursuant to Section 2.2(a), at the Effective Time (as defined in Section 1.2) all of the outstanding shares of FHGP Common Stock (as defined in Recital B) were converted into a percentage of the formation securities (See
Section 2.2(a)).

         FEGP Merger Agreement dated August 13, 2004, among FP, FMP, Feldman Equities General Partner Inc. and Feldman Equities General Partner Merger Inc. whereby pursuant to Section 2.2(a), at the Effective Time (as defined in Section 1.2) all of the outstanding shares of FEGP Common Stock (as defined in Recital
B) were converted into a percentage of the formation securities (See Section 2.2(a)).